SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 8, 2023

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F    ☐

China Life Insurance Company Limited issued an announcement on May 8, 2023, a copy and the appendix of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated May 8, 2023

99.2	Appendix to Announcement, dated May 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Zhao Peng
(Signature)
May 8, 2023	Name:	Zhao Peng
	Title:	President and Executive Director